UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 24, 2024, the Board of Directors (the "Board") of VinFast Auto Ltd., a Singapore public limited company (“VinFast” or the "Company") announced that the Company’s 2024 Annual General Meeting of Shareholders will be held on June 27, 2024 at 9 a.m. (Eastern Standard Time) (the “Annual General Meeting”).

In connection with the Annual General Meeting, VinFast prepared the audited consolidated financial statements of the Company for the financial year ended December 31, 2023 which have been prepared in conformity with the provisions of the Singapore Companies Act 1967 and the Singapore Financial Reporting Standards, accompanied by the Directors' Statement and the Auditor's Report (together, the "2023 SFRS Financial Statements"). The 2023 SFRS Financial Statements is part of the materials related to the proxy statement reported on Form 6-K on May 24, 2024. A copy of the 2023 SFRS Financial Statements is furnished as Exhibit 99.1 to this report on Form 6-K or can be electronically accessed by following the instructions contained on the proxy card which was mailed to the Company’s shareholders on or about May 24, 2024.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Audited consolidated financial statements of the Company for the financial year ended December 31, 2023 which have been prepared in conformity with the provisions of the Singapore Companies Act 1967 and the Singapore Financial Reporting Standards, accompanied by the Directors' Statement and the Auditor's Report dated June 5, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: June 7, 2024	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Chairwoman and Director